FIRST AMENDMENT TO THE
THIRD AMENDED AND RESTATED OPERATING AGREEMENT
OF GOLDEN GRAIN ENERGY, LLC

THIS FIRST AMENDMENT TO THE THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF GOLDEN GRAIN ENERGY, LLC dated February 15, 2007 (the “Operating Agreement”) is adopted and approved effective as of the 20th day of February, 2012, by the affirmative vote of a majority of the members of Golden Grain Energy, LLC (the “Company”) represented at the 2012 Annual Meeting, held on February 20, 2012, at which a quorum was present, pursuant to Sections 8.1 and 6.4 of the Operating Agreement.

The Operating Agreement is amended as follows:

1.    Section 5.1(b) of the Operating Agreement is removed in its entirety and is replaced by the following:

Number. The size of the Board of Directors shall be a minimum of seven (7) Directors and a maximum of thirteen (13) Directors. The Board of Directors may adjust the size of the Board of Directors within this range by an affirmative vote of a majority of all Directors. Notwithstanding the foregoing, at all times there shall be a majority of Directors who are elected by the Members pursuant to Section 5.2 of this Agreement as compared to the number of Directors appointed pursuant to Section 5.1(c) of this Agreement.

2.    Section 5.1(v) of the Operating Agreement is removed in its entirety and is replaced by the following:

Board of Directors Right to Appoint Successor. If a vacancy in an appointed board position is not filled within thirty (30) days, then the appointing Class A Unit Holder's right to appoint a Director shall terminate and the Board of Directors shall have the option to either appoint a successor Director to fill the vacant appointed director position or eliminate the vacant appointed director position. In the event that the number of Class A Units held by an appointing Class A Unit Holder falls below one million (1,000,000) Units, the term of any Director appointed by such appointing Unit Holder shall terminate and the Board of Directors shall have the option to either appoint a successor Director to fill the vacant appointed director position or eliminate the vacant appointed director position. Decisions by the Board of Directors to eliminate a vacant appointed director position shall be made by an affirmative vote of a majority of all Directors.

3.    A new Section 6.10 is added to the Operating Agreement which reads as follows:

Fixing of Record Date. For purposes of determining the Members entitled to notice of, or to vote at, any Member meeting or any adjournment thereof, or for purposes of determining the Members entitled to receive payment of any distribution, or in order to make a determination of the Members for any other purpose, the Directors may fix in advance a date as the record date for any such determination of Members. In the case of a record date with respect to a meeting of Members, such date shall be set at least ten (10) days prior to the meeting for which the record date is established. If no record date is fixed for the determination, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring a distribution is adopted, as the case may be, shall be the record date for such determination. When a determination of Members entitled to vote at any meeting of the Members has been made as provided in this Section, such determination shall apply to any adjournment thereof, unless the Directors fix a new record date, which it must do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

I, Stan Laures, do hereby certify that I am the duly elected, qualified, and acting Secretary of the Company, and further certify that the above amendment was duly adopted by a majority of the members of the Company at a meeting of the members held on February 20, 2012, in accordance with the provisions of the Company's Operating Agreement.

/s/ Stan Laures
Stan Laures, Secretary

Approved:

/s/ Dave Sovereign
Dave Sovereign, Chairman of the Board